____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Luxair orders four Embraer E195-E2 and secures delivery positions for five more

ERA General Assembly, Innsbruck, Austria, 11 October 2023 – Embraer and Luxair, flag carrier of the Grand Duchy of Luxembourg, have signed a firm order for four E195-E2; the most efficient regional aircraft in the single aisle segment. The aircraft will complement the larger narrowbody aircraft recently ordered by the airline.

Luxair has ordered four E195-E2s, with two options and three purchase rights for more aircraft, with conversion rights to E190-E2 as required. The first aircraft delivery is scheduled for Q4 2025.

“We continue to develop our airline and secure its long term future. These cutting edge aircraft are additional proof of our commitment to sustainability and passenger comfort. The E195-E2 has both the lowest noise and fuel burn in the regional aircraft market and will provide needed flexibility in our network. Our passengers will benefit from the spacious and quiet cabin and big overhead hand-luggage bins. The E195-E2 is a great fit for Luxair and our passengers,” said Gilles Feith, Luxair CEO.

Martyn Holmes, CCO, Embraer Commercial Aviation, said, “It’s great to welcome Luxair back to the Embraer Family; in the past Luxair has operated ERJ-145 and Emb-120. The E2 is perfectly suited to Luxair’s operations and ambitions, closely complementing Luxair’s existing and on-order fleet, ensuring the maximum level of fleet and network optimization to the airline for the long-term. The E2’s special power is that its new technology, low noise and environmental footprint, make it possible for airlines to manage both their growth and sustainability goals.”

Images: https://embraer.imagerelay.com/share/17427f4836d4492580a5aca57128aaf0

About Luxair

Founded in 1961, Luxair is a key player in the economy of the Grand Duchy of Luxembourg and the surrounding Greater Region. Passenger air transport is probably the most well-known activity of the general public. Luxair offers fast air service to most major cities, business centres and international hubs in Europe. The airline offers maximum flexibility to its business customers and quality travel to its leisure customers. Luxair's tour operator offers a wide range of packages and themed holidays through its tourism division. Luxair is also the provider of airport services at Luxembourg Airport and its air cargo division handles all kinds of goods with ease and efficiency.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations